SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM SB-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                 E/S CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

 Washington                                                      91-1499002
(STATE OR JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)  CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)

                            19239 Aurora Avenue North
                        Shoreline, Washington 98133-3930
                 Tel: (206) 546-9660        Fax: (206) 533-1156
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

              Jack Orr, Esq., 3019 Narrows Place, Tacoma, WA 98407
                       -----------------------------------
                     (NAME AND ADDRESS OF AGENT OF SERVICE)

                                 (253) 756-9795
                                 ---------------
                               (TELEPHONE NUMBER)

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ]
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Calculation of Registration Fee
=======================================================================================
TITLE OF      |   AMOUNT       |     PROPOSED     |     PROPOSED     |   AMOUNT        |
EACH CLASS    |   TO BE        |     MAXIMUM      |     MAXIMUM      |   OF            |
OF            |   REGISTERED   |     OFFERING     |     AGGREGATE    |   REGISTRATION  |
SECURITIES    |                |     PRICE PER    |     OFFERING     |   FEE           |
TO  BE        |                |     SHARE        |     PRICE(1)     |                 |
REGISTERED    |                |                  |                  |                 |
---------------------------------------------------------------------------------------
COMMON SHARES |   1,000,000    |     $  0.50      |     $500,000.00  |   $234.00       |
---------------------------------------------------------------------------------------
TOTAL         |   1,000,000    |     $  0.50      |     $500,000.00  |   $234.00       |
=======================================================================================

     (1)     BASED  ON  THE  PROPOSED  OFFERING  PRICE  OF  $0.50  PER  SHARE.

                                   TABLE OF CONTENTS
                                (Cross Reference Sheet)

     Pursuant to Item 501(b) of Regulation S-K and Rule 404(a) the following cross-reference sheet shows the location in the Prospectus  of  the  information  required to be included in response  to  Items  of  Form  SB-1.
============================================================================================
PART I   Item                                    Location
============================================================================================
Item 1   Forepart of Registration Statement and  Forepart of Registration Statement
         Outside Front Cover Page of Prospectus  Outside Cover Page of Prospectus
Item 2   Inside Front and Outside Back Cover     Inside Front and Outside Back Cover
         Pages of Prospectus                     Pages of Prospectus
Item 3   Summary of Offering                     Page                                      4
Item 4   The Company                             Page                                      8
Item 5   Risk Factors                            Page                                      6
Item 6   Use of Proceeds                         Page                                     20
Item 7   Dilution                                Page                                     23
Item 8   Capitalization                          Page                                     24
Item 9   The Business of the Company             Page                                      8
Item 10  Management                              Page                                     21
Item 11  Executive Compensation                  Page                                     22
Item 12  Changes in Control                      Page                                     22
Item 13  Relationships Between Officers
         and Directors                           Page                                     22
Item 14  Principal Stockholders                  Page                                     25
Item 15  Certain Transactions                    Page                                     22
Item 16  Description of Securities               Page                                     25
Item 17  Subscription and Plan of Distribution   Page                                     27
Item 18  Shares Eligible for Future Sale         Page                                     28
Item 19  Management's Discussion and Analysis
         of Financial Condition and Results
         of Operations                           Page                                    N/A
Item 20  Legal Matters                           Page                                     29
Item 21  Financial Statements                    Page                                    F-1
Item 22  Table of Attachments                    Page                                 II - 2

                                                        INITIAL PUBLIC OFFERING
                                                                     PROSPECTUS


                                 E/S CORPORATION

                                    $500,000

                        1,000,000 SHARES OF COMMON STOCK

 OFFERING PRICE: $0.50 PER SHARE         MINIMUM PURCHASE: 2,000 SHARES ($1,000)

      We have arbitrarily determined the offering price of $0.50 per share.


E/S  CORPORATION
19239  Aurora  Avenue  North
Shoreline,  Washington  98133-3930

The Offering
                           Per share     Total
                           ---------   --------
Public  price                $0.50     $500,000
Selling  consideration       $ -0-     $    -0-
Proceeds  to
   E/S  Corporation          $0.50     $500,000

We are in the business of selling and distributing fuel savings and pollution reducing products. Our main product, the EconoDraftTM flue control device, uses patented technology to increase the efficiency of existing heating devices such as furnaces, boilers and water heaters to reduce the fuel consumption and minimize the emissions produced by the devices.

This is our initial public offering, and no public market currently exists for our shares. The offering price may not reflect the market price of our shares after the offering.

     AN  INVESTMENT  IN  THE  SHARES  INVOLVES  A  HIGH  DEGREE  OF  RISK

     This investment involves special risks including, immediate substantial dilution from the public offering price, substantial competition, possible operating losses, substantial dependence upon management, continued control by present shareholders, and the lack of any commitment to purchase shares. You should purchase the shares only if you can afford a complete loss.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined it this prospectus is truthful or complete. Any representation to the contrary is a criminal defense.

     We are offering the shares ourselves, through our officers and directors. They will not receive any compensation in connection with the offer and sale of the shares. In the future, it is possible that we may secure the services of securities brokers and dealers who will offer and sell the shares on our behalf in which case they will receive compensation for their services. That compensation will be paid from the proceeds we receive from sale of the shares through the services of such brokers and dealers.

                             ____________, 2000

                         ESCROW OF SUBSCRIPTION PROCEEDS

We are offering the shares for sale on a continuous, best efforts basis. Pending sale of the minimum of shares ($50,000) all proceeds from sale of the shares will be deposited into an escrow account at U.S. Bank, N.A. Upon sale of the minimum, the funds held in the escrow account will be released to us, after payment of discounts and commissions to selling agents, if any. Thereafter the offering will continue until all of the shares are sold or we terminate the offering. In the event that the minimum amount of shares are not sold by ___________, 2,000 the offering will be terminated and all proceeds held in the escrow account will be released to the persons having subscribed for the shares, together with interest earned, if any. We will not make any offering with this prospectus subsequent to, __________________ 2000.

                      DEALER PROSPECTUS DELIVERY OBLIGATION

     Until (insert date) all dealers effecting transactions in the shares, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters, and with respect to their unsold allotments or subscriptions.

                           FORWARD LOOKING STATEMENTS

CERTAIN  STATEMENTS  INCLUDED  HEREIN  OR  INCORPORATED  BY REFERENCE CONSTITUTE
"FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM AT OF 1995 (THE "REFORM ACT"). IT IS OUR DESIRE TO TAKE
ADVANTAGE OF CERTAIN "SAFE HARBOR" PROVISIONS OF THE REFORM ACT AND WE ARE INCLUDING THIS SPECIAL NOTE TO ENABLE US TO DO SO. FORWARD-LOOKING STATEMENTS INCLUDED OR INCORPORATED BY REFERENCE IN THIS PART INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH WOULD CAUSE OUR ACTUAL RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE FUTURE RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD LOOKING STATEMENTS.

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

MANAGEMENT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

CERTAIN TRANSACTIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

DILUTION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

CAPITALIZATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

PRINCIPAL SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . . . . . . .  25

DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . . . . . . . .  26

PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

SHARES ELIGIBLE FOR FUTURE SALE . . . . . . . . . . . . . . . . . . . . . .  28

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

FINANCIAL STATEMENTS  . .  F-1

                             PROSPECTUS  SUMMARY

     The following summary is qualified in its entirety by the information and financial statements appearing elsewhere in this Prospectus.

GENERAL
-------

THE  COMPANY     E/S Corporation is a Washington corporation formed on September
                 12, 1990, for the purpose of acquiring exclusive rights for the manufacture, use,  sale  and  distribution  of  the  I.F.S.
                 Energy-SaverTM,  a   patented,  in-line  flue  draft  control
                 device.  Our address is 19239 Aurora  Avenue  North  Shoreline,
                 Washington 98133-3930. Until July 1, 1996, we were a wholly owned subsidiary of Ultrexx Corporation. References to the spin-off from Ultrexx Corporation can be found in the business history section of this Prospectus.

PRINCIPAL        We are engaged in the business of the manufacture, sale and
BUSINESS         distribution of  fuel savings and pollution  reducing products.
                 Our main product is the EconoDraft flue draft control which is a retrofit device that upgrades the efficiency of existing heating systems including furnaces, boilers and water heaters.
                 In particular, the EconoDraft flue draft control has the potential to substantially reduce fuel consumption and minimize emissions produced by lower efficiency heating units which burn natural gas, propane, butane and heating oil fuels.

THE OFFERING     Securities  Offered:              100,000 common shares minimum
                                                 1,000,000 common shares maximum
                 Common Stock Outstanding:
                   Before Offering               2,211,614 common  shares
                   After  Offering               2,311,614 common shares minimum
                                                 3,211,614 common shares maximum

USE OF           The  proceeds  of  this  Offering will be used principally  for
PROCEEDS         sales  and  marketing  expenses, administration  and  operating expenses, and working capital


CAPITALIZATION   We have authorized  capital  of  50,000,000  shares  of  Common
                 Stock, $0.001 par value, of which 2,211,614 shares are issued and outstanding.

KEY PERSONNEL    Our  President is Clifford  M. Johnston. George M. White  is  a
                 Vice President Judy  Morton  Johnston  is  our
                 Secretary-Treasurer.

RISKS An investment in our shares of common stock is speculative and involves a high degree of risk and immediate substantial dilution, and should only be undertaken by investors who can afford to lose their entire investment in these securities. This investment has substantial risks, among them the fact that, we have not had the capital to conduct the type of product development and marketing program necessary adequately to distribute our products and assess their marketability on the scale contemplated by our management and as outlined in the
                 business  discussions   herein. Consequently,  we  have  been
                 operating at a loss. In addition, there are risks special to the energy conservation industry and particularly to the heating equipment retrofit industry. There is no market for our shares and no certainty that a market will develop. See "Risk Factors."

                        SUMMARY OF FINANCIAL INFORMATION

                              YEAR ENDED  YEAR ENDED   NINE MONTHS
                               12/31/97   12/31/98    ENDED 9/30/99
STATEMENT OF OPERATIONS DATA:
Revenues                            -0-        -0-              -0-
Operating Expenses              (92,315)    (9,102)         (49,064)
Net (Loss) Per Share              (0.18)    (0.018)           (0.02)

*  Includes all operations of since inception on September 12, 1990.

                               12/31/97   12/31/98          9/30/99
Balance Sheet Data:
Current Assets                   20,088     20,088           46,067
Working Capital                (185,608)  (179,657)        (129,997)
Total Assets                    513,773    513,773          539,752
Total Liabilities               205,696    199,745          176,064
Stockholders' Equity            308,077    314,028          363,688


                                RISK  FACTORS

A purchase of the common shares involves a high degree of risk. Prospective investors should carefully consider the following factors, among others set forth in this prospectus before making a decision to purchase the shares we are offering.

WE  ARE  NOT  YET  PROFITABLE.

     We are engaged in the business of the sale and distribution of fuel savings and pollution reducing products. Our principal product is a retrofit device that upgrades the efficiency of existing heating systems including furnaces, boilers and water heaters. Primarily due to a lack of capital, we have not been able to promote, manufacture and distribute this product to any significant degree and therefore we have been operating at a loss and have not yet been able to generate a profit from our operations. While our management believes it can develop the infrastructure to enable us to achieve profitable operations, there can be no assurance that this will be achieved.

     We are still in the development stage and subject to all of the risks inherent in the establishment of a new business enterprise. To address these risks, we must, among other things, establish technical feasibility and complete development of our technology, respond to competitive developments; attract, retain and motivate qualified personnel, and obtain substantial additional capital to support the expense of developing and marketing our technology.

OUR  PRINCIPAL  PRODUCT  MUST  STILL UNDERGO ADDITIONAL DEVELOPMENT AND TESTING.

     We intend to engage in further development of the technology and in predictive engineering testing on the EconoDraft device. Preparations for product testing to date have encompassed identification of the respective safety and performance requirements which are necessary and/or which are a prerequisite to a successful national marketing campaign for the product. Product testing will provide us with the information required for the listings and certifications which are necessary for local, state and national safety requirements and the necessary performance testing, including independent lab testing, simulations, engineering analyses and necessary engineering opinions, for the engineering studies to commercialize the EconoDraft device on a national level. While our management believes it can develop the necessary engineering results to enable us to achieve profitable operations, there can be no assurance that this can be achieved.

THERE ARE CERTAIN REGULATORY APPROVALS WHICH ARE NECESSARY FOR US TO SUCCESSFULLY OPERATE.

     We would experience delays if more stringent safety listing requirements or certification regulations get put in place that have not been accounted for in the additional testing studies to be performed. We will need to structure arrangements with industry personnel and companies to play critical roles in the implementation of its project testing. If these associations do not materialize and live up to our expectations, then there can be no assurance that profitable operations can be obtained.

WE HAVE A NEED FOR WORKING CAPITAL THAT MAY BE ONLY PARTIALLY MET BY THIS OFFERING.

     At the present time we have limited working capital and face the need for substantial additional working capital in the near future in order to continue the development and expansion of our products and business. We have prepared audited financial statements as of December 31, 1998 and unaudited financial statements as of September 30, 1999, reporting that we are in the development stage and our ability to establish ourselves as a going concern is dependent upon our obtaining sufficient financing to continue to develop our financing activities. Accordingly, our management believes that our continued existence is dependent upon the proceeds from this offering and upon the achievement of profitable operations in the future, for which there is no assurance.

Management believes that the proceeds from this offering will be sufficient to enable us to meet our current working capital requirements. We anticipate that the proceeds from the sale of the minimum of 100,000 shares will be sufficient to meet our capital requirements and allow us to implement our business plans over the next 12 months. We also believe that the sale of the maximum of 1,000,000 shares will provide us with sufficient capital to continue to finance our operations and expansion plans beyond the next 12 months. However, if only the minimum number of shares are sold, or even if all of the shares offered are sold, it is possible that our capital needs may be greater than currently anticipated. If this is the case, then we will be required to seek other sources of financing. No assurance can be given that other financing will be available, if it is required; or even if it is available, that it will be available on terms and conditions satisfactory to our management.

CERTAIN  SERVICES  WILL  BE  PROVIDED  TO  US  BY  OUR  AFFILIATES.

     We will rely on some of our affiliates to provide us with certain services, including accounting, administration, public relations and investor relations. We will be obligated to pay any of our affiliates which may render services to us from time to time regardless of our profitability. The rate of compensation to be paid to our affiliates will not be determined by arms-length negotiations.

     Certain conflicts of interest may arise between or among us and our affiliates. Our management or affiliates directly or indirectly, are and may again in the future, participate as general or limited partners of partnerships, shareholders, officers and/or directors of other corporations, or members and/or managers of limited liability companies that engage in lending activities that are similar to ours. In addition, our management and/or affiliates may be financially interested in and devote substantial time to other businesses and activities that may compete with ours.

WE ARE DEPENDANT ON OUR KEY PERSONNEL, NONE OF WHOM ARE UNDER EMPLOYMENT CONTRACTS AND ALL OF WHICH CURRENTLY ARE ENGAGED IN OTHER BUSINESS ACTIVITIES.

     We are dependent on the services of Clifford M. Johnston, President; George White, Vice President; and Judy Morton Johnston, Secretary-Treasurer. The loss of their services could have a material adverse effect on our operations. At the present time these people plan to be actively engaged in other business endeavors and they may not be devoting themselves full time to the manage-ment of our operations. At present, we have no product development or marketing support staff, and we will only be able to establish marketing and product engineering functions, with sufficient experienced personnel to implement our business strategy for material penetration of the various market places, upon successful completion of this offering of our shares. We will need the funds from this offering to make the necessary personnel additions.

     Based on the number of shares outstanding at September 30, 1999, and upon completion of the offering made hereby, even assuming that all of the shares being offered are sold, our directors and officers as a group will beneficially own and control a majority of the outstanding shares of common stock. It is likely that our officers and directors and their affiliates will have the power to approve all matters requiring a majority vote of shareholders.

     Our Articles of Incorporation and Bylaws provide that we must indemnify our officers, directors, and employees to the full extent provided by Washington State law in the event of a claim made by third parties against such officers, directors, or employees arising from their employment with us. The Articles of Incorporation also provide that officers and directors shall have no liability to us or to our shareholders for cash damages to the full extent permitted under Washington law.

WE  HAVE  A  SUBSTANTIAL  NUMBER  OF  SHARES  THAT ARE ELIGIBLE FOR FUTURE SALE.

     As of September 30, 1999, we had 2,211,614 shares of common stock that were issued and outstanding all of which were issued and sold pursuant to exemptions from registration with the Securities and Exchange Commission and state securities agencies. 1,500,000 shares of the issued and outstanding common stock issued were issued and sold pursuant to exemptions from registration with the Securities and Exchange Commission and state securities agencies which permitted the offer and sale of such shares through "general solicitations." Thus, such shares are not considered "restricted securities" and may currently be sold. The remaining 711,614 of the shares of common stock which are issued and outstanding are considered "restricted securities" and may not currently be sold. However, in the future such shares may be resold in compliance with Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 generally provides, that a person holding restricted securities for one year from the date the securities were purchased from the issuer, or an affiliate of the issuer, and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non_affiliates for more than two years may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the outstanding restricted shares are currently available for resale pursuant to Rule 144. However, as a result of this offering some or all of the currently restricted shares will become available for resale in the near future. When and if a market for the common shares is established, the resale of formerly restricted shares could have a material negative impact upon the market price for the common shares.

     Further, since the shares are being offered by us through our officers, directors, and agents on a "best efforts" basis there can be no assurance that a substantial amount of shares above the minimum will be sold. No broker_dealer has been retained as an underwriter and no broker_dealer is under any obligation to purchase any of the shares. In addition, our officers, directors, and agents collectively have limited experience in the offer and sale of securities on our behalf.

AT THE PRESENT TIME THERE IS NO TRADING MARKET FOR THE SHARES AND THEREFORE THERE IS A LACK OF LIQUIDITY.

     There is currently no public market for our common stock and there can be no assurance that a trading market will develop at the conclusion of this offering. Even if such a trading market should develop an investor in the shares may not be able to resell the shares at or near their original offering price. Further, any market for our shares that might develop will, in all likelihood, be a substantially limited one. All of this means that there will be a general lack of liquidity to an investment in the shares.


                                   THE COMPANY

     We were incorporated in Washington State on September 12, 1990. Our executive offices are located at 19239 Aurora Avenue North, Shoreline, WA 98133-3930. Our telephone number is 206-546-9660, and our fax number is 206-533-1156.

     We are engaged in the business of the manufacture, sale and distribution of fuel savings and pollution reducing products. We currently hold an exclusive right in the United States, and a non-exclusive right elsewhere, to manufacture, use, sell and distribute the technology related to a product known as the I.F.S. Energy-SaverTM under a license agreement with an unaffiliated third party. This device incorporates patented technology into an in-line flue draft control device, which we have trade named - the EconoDraftTM flue draft control device.

This product is a retrofit device which upgrades the efficiency of and minimizes the emissions produced by furnaces, boilers and water heating systems which burn natural gas, propane, butane and heating oil fuels.

THE  TECHNOLOGY  AND  PRODUCTS.

     General. The EconoDraft is a fuel savings device. It is technically known as an Expansive Device or a Constant Flue Draft Control Appliance - which reduces the flow of air through an exhaust vent without restriction, thus maintaining a powerful draft at low velocities. We believe that the EconoDraftTM is the only draft control device of its kind. It consistently delivers high fuel savings on most oil and gas fired heating appliances - particularly atmospheric furnaces, water heaters and boilers. There are three major benefits from the use of an EconoDraft device, which are:

     -    Average  savings  to  household or business estimated at 28% annually.

     - Carbon dioxide emissions are reduced in proportion to fuel savings, while comfort level, convenience and unit life are enhanced.

     - There is virtually no maintenance required once the EconoDraft(TM) is installed, no costly service calls, no moving parts for electrical connections of any kind.

     EconoDraft(YM) product overview. The patented technology incorporated into the EconoDraftTM device greatly reduces the consumption of natural gas, propane and heating oil fuels in standard heating equipment by increasing the efficiency of combustion and slowing the movement of combustion gases out the flue.

     It is a non-mechanical, non-electrical, and maintenance-free energy conservation device. Its installation is applicable to natural gas, propane, and butane heating appliances, particularly atmospheric units. The EconoDraftTM device is fail-safe and works during the "on" and "off" cycle of an appliance. The EconoDraftTM device applications are as follows:

     -     gas  fired,  oil  fired  atmospheric  furnace
     -     gas  fired  water  heater
     -     hanging  gas  heaters
     -     atmospheric  gas  boiler  (hot  water  or  steam  heat)
     -     atmospheric  oil  boiler  (hot  water  or  steam  heat)
     -     power  boilers  (gas  &  oil  fired)
     -     bottle  gas  furnace  (propane  or  butane)

     Results from installation of an EconoDraftTM device. With the retrofit of an EconoDraftTM to a combustion appliance (i.e. furnace, boiler or water heater) there are two basic results: airflow or excess draft is reduced up to 50% and temperature increases within the heat exchanger by 40o to 150o F. There are three basic ways by which efficiency is increased:

     1) With reduced excess air at the burner, a more optimum mixture of air and fuel is obtained, hence higher flame temperature (lower O2, higher CO2 readings result). If fuel inputs were raised before installation in order to balance fuel to excess air, then fuel inputs may be decreased after EconoDraftTM installation.

     2) By slowing the movement of combustion gases through the heat exchanger, more time is allowed for heat transfer while less heat escapes out the chimney or flue. Higher stack temperature also results, reducing maintenance cost incurred in cases where excess draft causes condensation inside the vent.

     3) By reducing excess draft, less heat is drawn out the space in which the heating appliance is located whether the heating unit is running or not. Less heat is drawn through the appliance during the off cycle. This results in heating appliances cycling less frequently.

DEVELOPMENT  AND  ACQUISITION  OF  THE  TECHNOLOGY.

     We entered into a license agreement with the Patented Energy Partnership, an Illinois general partnership, on April 19, 1991 under which we acquired the exclusive marketing rights to the EconoDraftTM flue draft control device on April 19, 1991. The EconoDraftTM device is a product which has a large market potential for fuel savings and emissions reduction. However, the marketing and distribution of the technology and products has lain dormant and virtually unknown to the public at large since 1984. The unit was marketed with some success between 1979 and 1984, with nearly 100,000 units having been sold and installed in the U.S. and Canada. In 1984, a patent dispute erupted which virtually stopped all sales and marketing because, with the proprietary status of the patent in question, none of the then interested parties wanted to expend the resources necessary to effectively commercialize and promote the product.

     The patent litigation was settled in early 1991 with the formation of Patented Energy Partnership, which is not affiliated with us. Patented Energy Partnership was formed in January, 1991, as the result of the settlement of the patent infringement law suit which had commenced in 1985. This partnership was formed to hold title as a single entity to all the patents, trademarks, "know-how", business information, technical drawings, and goodwill associated with the products that had been called the I.F.S. Energy-SaverTM and the Fuelbuster(TM).

     The technology which was acquired and held by Patented Energy Partnership as a result of the settlement of the patent litigation includes the following:

     - United States Pate-nt no. 4,291,671, issued September 19,1981 and a counterpart Canadian Patent no. 1,119,497, issued March 9, 1982 and the invention claimed and disclosed therein.

     - United States Patent no. 4,836,184, issued June 6,1989 and the invention disclosed and claimed therein.

     - United States Patent Re. 32,671, issued May 24, 1988 (a reissue of United States Patent no. 4,499,891, issued February 19, 1985) and the invention disclosed and claimed therein.

     - All rights and title throughout the world, including registrations, in the trademarks: International Flue Saver, EconoDraft, IFS (word and logo), and Fuelbuster, together with the goodwill associated with the businesses, services, and products in connection with which these trademarks are used.

     - The know how, business information, and technical drawings of International Fuel Savers, Inc., Dennis R. Senne, John Seppamaki, and Fuelbusters, Inc. used for the manufacture and sale of licensed products (as has been defined in the license agreement), including test data, governmental approvals, sales literature, and all customer, distributor, and dealer information used for the sale and installation of the licensed products.

     Our license agreement with Patented Energy Partnership provides us with an exclusive license to manufacture, sell and distribute goods related to the patented technology and related products in the United States, its territories and possessions. Under certain conditions, Patented Energy Partnership may convert the license agreement to non-exclusive license at a reduced royalty rate.

     Between May of 1991 and March 1993, we marketed the EconoDraftTM device to various energy facility administrators and through selected distribution channels. Attempts were made to get the device qualified into various utility rebate programs. We also analyzed the commercial viability of the EconoDraftTM device in terms of the requirements of demand side management companies, energy reduction companies and utilities.

     In representing the EconoDraft(TM) device during the period May of 1991 to March 1993 to various energy facility administrators, in marketing through selected distribution channels, in attempting to get this device qualified into an utility rebate programs and in analyzing the commercial viability of the EconoDraft(TM) device with regard to the requirements of demand side management companies, energy reduction companies and utilities, it became apparent that all or part of the following requirements needed to be met:

     (1) additional approvals by the appropriate recognized regulatory agencies and the certification of a standard for heating control devices by the American Gas Association.

     (2) engagement of a professional engineering firm to quantify the device's technical viability in terms of safety and performance given the device's role in working as part of the venting configuration and its operating effect on specific furnace and boiler systems specific to their installation in order to qualify for federal and state governmental agency energy rebate programs.

     (3) development of engineering methodology and test results to effectively estimate the energy reduction capabilities as a result of an EconoDraft(TM) device installation on a particular installation.

     Because of limited capital resources we were not able at that time to complete any of these required steps. As a result, between the period of April, 1995 to October, 1999, we had little or no development activity and were essentially dormant. In the late summer and early fall of 1999 our management began taking steps to move the further development of our technology forward, including raising capital to further develop the products. We believe that by further developing the technology and performing additional engineering on product safety and predictive engineering testing on the EconoDraft device as needed, we will be able to commercialize the technology on a national level.

PATENTS,  QUALIFICATIONS,  AND  TESTING

     Patents. International Flue Savers, Inc., was granted a U.S. design patent in 1981 (#4,291,771), a U.S. methods patents in 1989 (#4,836,184), and a combined design/methods patent in Canada in 1981 (#119497). These are the patents which are incorporated into our license agreement with the Patented Energy Partnership.

     Testing. In the past, the EconoDraftTM has undergone various tests and evaluations for safety and effectiveness. This testing has been conducted by the following organizations, among others:

     -      American  Gas  Association  Laboratories

     -      Pacific  Testing  and  Research  Laboratory,  Inc.

     -      Counsel  of  American  Building  Officials

     -      Pittsburgh  Testing  Laboratory

     -      Several  power  companies

     -      City,  state  and  federal  agencies

     -      Various  manufacturers  of  furnaces,  heat  pumps,  etc.

     Authorizations for use. As a result of this testing, the device was authorized for use by certain organizations in both the U.S. and Canada. These organizations (and the date of testing or authorization) included:

American Gas Association Laboratories            Pacific Inspection & Research Laboratory, Inc.
Cleveland, OH                                    Redmond, WA
Engineering Report #ER5-12                       PIRL #84-177
January 8th, 1980                                February 23rd, 1982

Building Official and Code                       Pittsburgh Testing Laboratory
Administration International, Inc.               Pittsburgh, PA
Homewood, IL                                     Lab #841899
Report #NER-197                                  November, 1983
December 10th, 1983

U.S. Department of Energy                        U.S. Armed Forces Command
Washington, D.C.                                 Deputy Chief of Staff, Engineer
Weatherization Program                           Fort McPherson, Georgia
August 17th, 1986                                July, 1984

I.C.B.O. (International Conference of Building   S.B.C.C.I. (Southern Building Code
Officials), dated: December 20th, 1983           Congress International, Inc.), dated:
Report No. NRB-197                               December 20th, 1983
Report No. NRB-197

G.S.A. (General Services Administration)         H.U.D. (Department of Housing and
Report no. GAS-OOS-71190, contract number        Urban Development)
as listed in new item introductory schedule

     Manufacturers Approvals. Certain manufacturers have previously approved our EconoDraftTM device for use in conjunction with their devices. These manufacture approvals include:

    -    Carrier, Mfg of Heating & Air  Conditioning Products,  November, 1981

    -    Lattner Manufacturing Co., Mfg of Industrial Steam Boilers, March, 1984

    -    Rheem,  Mfg  of  Heating  &  Air  Products,  September,  1986

WHILE THE DATES OF THE TESTING, AUTHORIZATIONS AND MANUFACTURING APPROVALS SET FORTH ABOVE ARE IN MOST CASES OVER 15 YEARS OLD, DURING THE PERIOD FROM 1991 THROUGH 1993 WHEN ADDITIONAL SALES AND MARKETING WERE BEING CONDUCTED WE RELIED

UPON THESE CERTIFICATIONS AND APPROVALS AND ENCOUNTERED NO DIFFICULTIES RELATED TO THE NEED TO OBTAIN ADDITIONAL CERTIFICATIONS OR APPROVALS FROM ANY OF THESE ORGANIZATIONS.

MARKETING  STRATEGIES

     The Mandate for Environmental Protection. The energy crises of the 1970s and 1980s gave rise to heightened public awareness for the need to conserve energy. The United States' dependence upon foreign oil coupled with unprecedented growth has led to the development of various programs sponsored by the Department of Energy to encourage energy conservation. During the late 70s and 80s, this was accomplished primarily using tax rebate programs to subsidize the purchase of energy savings devices.

     As the economy continues to grow in this country and around the world, the cost in environmental damage is increasingly clear. Legislation governing fossil fuel use and incentives for reducing emissions are already widespread. More stringent emission standards for automobiles, heating equipment and various industrial processes are the first steps towards controlling air pollution. As tougher laws continue to be implemented to curtail emissions, we believe that manufacturers and the general public will be required to seek out new ways to conserve fuel. We believe that the EconoDraftTM device is adaptable enough and price competitive so that it will be a strong candidate for the attention of both manufacturers and the public.

     Legislative mandates. There are several legislative (local, state, federal) influences adding momentum to energy conservation efforts:

     - Legislation has created market-induced energy efficiency psychology. The regional impacts of Clean Air Legislation will vary considerably because of regional differences in levels of emissions and options available to reduce thoselevels. Actively managed and supported by top management, energy facility managers are now much more aggressive in pursuing potential energy savings and lowering levels of pollution emissions.

     - Strong support exists for mandating greater energy efficiency. Highlights of the existing energy bill: tax breaks for some conservation practices and requirement of the federal government to cut energy use in federal buildings.

     - Emissions monitoring and energy conservation legislative encouragement have made demand-side management programs an integral component of facility resource planning.

     Enviromental advantages. There are several environmental advantages which we believe are derived from installing an EconoDraft(TM) device. These include the following:

     -    The increased efficiency decreases fuel consumption.

     -    A Reduction in pollution emissions.

     Economic advantages. Further, among others, four economic reasons argue in favor of installing an EconoDraft(TM) device:

     - Utilities are counting on and encouraging continued energy conservation efforts to delay the need for new generating facilities. Private sector-induced savings are expected to produce new energy efficiency gains.

     - An EconoDraft(TM) device installation pays for itself through fuel cost savings in a very short period of time via our pricing policy.

     - If energy costs rise, the device will continue to proportionally reduce energy expenses; consequently, dampening per unit energy cost rates and creating an even greater impact in reducing total energy costs.

     - Through a utility rebate program, which can be a very large percentage of a system retrofit project, consumers will begin to profit from day one.

     Atmospheric heating and hot water appliance applications. The types of heating units for which the EconoDraft(TM) device has retrofit application can generally be referred to as "atmospheric heating units." These would include furnaces, boilers and water heaters which draw air through the combustion chamber/heat exchanger by virtue of natural draft. Natural draft is created by the difference in temperature between the column of air within the heating unit and the outside air. Higher efficiency power draft units, which drive air through the combustion chamber/heat exchanger with the aid of forced or induced draft fans, are not as viable an application for EconoDraft(TM) as atmospherics. We estimate that 90% of home heating units that utilize fossil fuel are atmospheric units, though this percentage is shrinking due to the popularity of high efficiency furnaces. Still, it is estimated that nearly 5,000,000 atmospheric heating units were manufactured and sold each year, prior to 1991.

     Potential markets. We believe that the present view of the status and prospects for the industry in which we operate are good. The major economic, social, technological and regulatory trends have historically affected the energy conservation industry in harmonious ways.

     The potential markets for our products and devices are initially believed to be commercial buildings, banking chains, hotel chains, apartment complexes, light industrial complexes, university and college campuses, etc. These type of energy consumers are continually searching for ways in which to reduce their consumption and thus reduce their costs of operation. A large percentage of these energy consumers are natural gas or other combustible fuel users. Thus they will have a type of system which will be an application which we believe can demonstrate cost savings through installation of an EconoDraftTM device.

     We also believe that there are residential applications for the device. It is our intention to further investigate and qualify our products for these markets in the longer term.

     The analysis of the potential for success in obtaining long-term profit margins will depend on the factors affecting our competitive position as well as the competitive position of the industry as a whole within the economy. Our goal is to engage a competitive strategy that will position ourselves to take advantage of the factors which are acting in our favor. We believe that this will be accomplished by using our competitive advantages to exploit the factors within all identified niche markets. Highlights of these competitive advantages are:

     - While alternative products which reduce energy consumption by attacking the combustion/ drafting/ waste heat problem do exist, the EconoDraftTM device enjoys either a price-performance advantage or the alternative product is not a legitimate substitute product for the selected target market segment.

     - A proprietary learning curve has been realized, with the establishment of relationships that are pointed toward finalization of the necessary professional support services: direct sales, manufacturing, installation, servicing, project funding, testing, and engineering service organizations.

     - Energy savings to end-users can be as high as 28 % per annum on average, of their current consumption. The energy industry's end-user system-type, aged firing equipment yields an infrastructure which affords for built-in profitability.

     - Merits of the pricing policy, guaranteed savings level and funding options allow greater flexibility when introducing the product to the market.

     - Informational complexity, technical advise and other necessary customer service applications will be developed to enable us to carry out an information systems strategy that will be needed to establish confidence in our products. A database will be created from existing and newly developed technological and testing studies which can provide specific user information.

     - We will develop targeting information for our marketing efforts which will include the class of customer, location of customer, annual natural gas consumption, type of firing system being utilized and an energy facility manager contact for commercial and industrial accounts.

     Business development . Our management believes that a broad developmental approach to marketing is required. Our marketing strategy will be guided by three general goals:

     - establishing relationships with large distribution entities, including furnace manufacturers, fuel manufacturers, fuel distributors and major utilities;

     - concentration on local sales efforts through the recruitment of established furnace dealers as distributors of the EconoDraft device; and

     - employment of professional salespeople to pursue major industrial, commercial and governmental accounts.

     Our  initial  developmental  marketing  plan  has  two  general  goals:

     -    building strategic marketing relationships

     -    developing a decentralized sales network.

     We intend to develop marketing relationships with large distribution entities- particularly demand side management companies, fuel distributors, utilities and furnace manufactures - to enhance the effectiveness of all of our other marketing efforts. Passive resistance from utility companies and the need for further product safety and performance testing are two major reasons why earlier marketing efforts have not been successful. With the continuing pressure to conserve fuel and reduce harmful emissions, including CO2, we believe a profound change in the relationship between utilities and fuel conservation companies such as ourselves has occurred, whereby the utilities are compelled to take an active role in promoting fuel savings and emissions reduction.

     Commercial, industrial and governmental sales are intended to be conducted by a network of highly experienced, professional salespeople. We believe that within their respective distribution networks, these types of sales representatives are searching for new ways to promote fuel conservation and reduction of emissions. We believe that a device with the fuel savings potential of EconoDraftTM will have the opportunity to gain acceptance by these agents and representatives in an accelerated time frame, and distribution of our products could begin in a very short time.

     The following is a more specific outline of our sales, marketing and distribution strategies:

     - DEVELOPMENTAL MARKETING - We intend to develop strategic relationships with existing marketing distribution entities while expanding promotional efforts to key governmental and media entities. The sales network will be divided along residential and commercial/ industrial/ governmental lines. Residential sales will utilize a mix of full and part time representatives, trained and managed through a decentralized network. Commercial/ industrial/ governmental market will be assigned through vertical market territories to specialized, professional sales persons.

     - STRATEGIC RELATIONSHIPS - Some specific entities with which strategic relationships will be pursued include:

          a) UTILITIES - one of our goals is to attain "preferred product" status under the various utilities' energy efficiency rebate programs. Such status would result in customer referrals while providing compelling purchase incentives in the form of government subsidies.

          b) ENERGY SAVING / ECONOMIC DEVELOPMENT PROGRAMS FOR MINORITIES - Securing preferred product status under these programs will provide access to a broad social and political network within urban center markets. Our principal goal is to obtain and sustain market penetration in the urban centers of the cold belt states.

          c) FUEL OIL DISTRIBUTORS - In return for access to their customer base, probably by following distribution of media through their direct mail billing system, we believe we can provide fuel oil distributors with the means of answering customer complaints regarding high cost, relative inefficiency and high emissions associated with their product. Discussions with fuel oil distributors in the Seattle area have indicated they are receptive to this type of arrangement, given their need to slow the loss of their customer base to the natural gas companies through heating systems conversions. We intend to work with several of these distributors through the Oil Heat Institute to confirm the effectiveness of EconoDraftTM as the first step in developing a cooperative marketing relationship.

          d) PROPANE, BUTANE AND NATURAL GAS DISTRIBUTORS - Distributors in outlying areas face problems of limited capacity and relatively high cost. Rather than paying for costly reconstruction or expansion of their systems, these suppliers are exploring strategies that promote conservation as a solution to short supply. We believe that the EconoDraftTM device presents these distributors with a viable alternative.

          e) FURNACE DISTRIBUTION AND SERVICE COMPANIES - Although many furnace manufacturers might be considered our competitors for the fuel conservation dollars, potential exists for cooperative marketing efforts with furnace distribution and service organization. EconoDraftTM optimizes the efficiency of atmospheric furnaces, boilers and water heaters, providing a low cost alternative to forced draft and "pulse" high efficiency furnaces. Distributors with extensive lists of atmospheric heating unit users may consider the EconoDraftTM an attractive option.

     - DEMAND SIDE MANAGEMENT (DSM) AND PRODUCT DEVELOPMENT - Demand Side Management (DSM) is the term generally used in the utility industry to describe energy efficiency programs implemented on the "customer side of the meter." Sincethe 1973 oil crisis, trends in energy efficient investments by users have been sporadic, sometimes driven by fear of extraordinary energy price increases and occasionally enhanced by utility and tax subsidies. Recently, a very significant change has occurred. The pursuit of DSM opportunities takes two distinct forms. One is direct marketing of efficiency programs to customers, often but not always with utility rebates. The other form is through utility RFP's (request for proposal). In the latter case, the utility procures capacity and energy through bids, similar to the process for purchasing new generating capacity from independent (non-utility) producers. The successful bidder must then install energy efficient equipment in customer facilities, paid for by the utility under a performance contract - meaning the energy savings must be delivered for the payments to be made.

MANUFACTURE  &  INSTALLATION  OF  THE ECONODRAFTTM FLUE DRAFT CONTROL APPLIANCE.

     We intend to contract with local metals product fabrication companies for the manufacture of the stainless steel EconoDraftTM in the 3" through 12" diameters. While there is not currently a manufacturing agreement in place, we believe that there are an adequate number of potential manufacturers with the ability to meet our production goals to insure that adequate inventory can be created at a reasonable cost. We will also contract to manufacture larger units if a minimum order of 100 units per size is received. The EconoDraftTM device will be installed by licensed, bonded and company certified contractors. Contractors will install or cause to be installed all projects to which we sell the EconoDraftTM device. We believe that we can arrange to have the devices installed on a fixed cost per diameter inch for residential installation. We have initially estimated that the cost will be up to $20.00 per diameter inch for commercial/ industrial installations and $10.00 per diameter inch for residential applications.

THE  COMPETITION  AND  COMPETITIVE  PRODUCTS.

     There are a number of international, national and regional manufacturers and distributors of various heating devices and heat saving devices which should be considered to be in competition with us. Most of these manufacturers and distributors are well established, adequately funded companies which have greater product development, testing, manufacturing and distributing capabilities than we do. However, we believe that many of these existing organizations are potential customers for our devices and not just competitors.

     There are also a number of products and devices that are direct competitors with conservation measures on system wide scale, indirect competitors with substitute products and potential allies, and competitors which can cross sell into the energy conservation mix with our device.

     These products are in competition for the energy savings dollar. However, because of our EconoDraft(TM) device's high degree of effectiveness, maintenance free design, low production cost and ease of installation, we believe that we will enjoy a price-performance advantage to these products and devices. Our pricing strategy should further reinforce the EconoDraftTM device's advantages. The following may be considered alternative products. Each has the stated merits and the stated drawbacks.

     Flue Dampers -- ($60-$350 plus installation). This is typically a motor-driven disc installed in the furnace that stays open when the furnace is on and closes when the furnace shuts off. It is designed to save energy by holding in heat that would otherwise escape up the flue and be wasted. While a flue damper does stop some of the off-cycle heat loss, it does nothing to save energy while the furnace is running. Excess air still continues to waste energy by lowering the combustion efficiency as well as the heat transfer efficiency of the furnace.

     Since the flue dampers only deal with a small part of the problem, they can only produce limited fuel savings. Studies for the National Bureau of Standards found the American Gas Association showed that the average savings with gas furnaces is 5%. The study goes on to say that in any event these statistics are misleading because they do not cite the conditions under which any savings are possible. For example, according to a study sponsored by the Department of Energy (DOE), flue dampers are not useful for furnaces located in unheated spaces such as basements, garages and attics and in many cases, can actually create heat losses to areas you want to heat.

     A concern with flue dampers that far exceed fuel savings is safety. Whether the flue damper is motor-driven or thermally activated, if it does not open, it spills flue gases out of the draft hood. Further, it has moving parts and possesses the potential hazard of not functioning properly. When a flue damper does not open while a furnace is operating, carbon monoxide
     (CO) spills out into the home. Carbon monoxide is odorless, colorless and lethal. While most dampers have a built-in feature that theoretically causes them to open in case of a malfunction, it is a moving part that does not always do what it is supposed to do.

     Heat Recoverers -- ($500-$3,000). Essentially, a heat exchanger, mounted on the flue pipe, extracts heat from the flue gases as they flow up the stack. Unfortunately, the heat recoverers extracts heat from flue gases that have already been cooled by excess air and that contain unburned fuel. While extracting heat from the flue gases does produce some savings, the savings are limited since the heat recoverer still fails to deal with the problem of excessive air flow through the appliance.

     Studies by the National Bureau of Standards have shown a 6.6% average seasonal energy savings, while a leading consumer group found that these products do not recover more than 6% of the energy in the fuel burned (less than 20% of the wasted heat from the average furnace). At that rate, a consumer would have to use over $7,000 of fuel a year for the product to pay for itself in one year as usually claimed.

     Interrupt Systems/Duty Cyclers - ($150-$850 plus installation). Interrupt Systems or Duty Cyclers operate basically as their name implies. They interrupt the burning cycle of the furnace by automatically opening and closing the fuel input control. In other words, during a heating cycle (thermostat call for heat to satisfy) the fuel in the burner is shut off when the heat exchanger (not the thermostat) reaches a pre-set temperature. At this point, the fan theoretically then moves the warm air from the exchanger to the rooms of the home. As soon as the exchanger drops below the pre-set temperature, the fuel control is opened again, the burner fires and warms up the heat exchanger. This cycling process continues until the thermostat in the home is satisfied and the furnace shuts down completely. As the air to the home is never very warm, thermostat satisfaction takes considerably longer than under normal operation. Consequently, the furnace and fan have a longer run time to satisfactorily heat the home.

     This constant cycling effect is hard on the working parts of the furnace and can cause them to wear out much sooner than they normally would. Further, the duty cycler itself has moving parts to fail or wear out. It also consumes more electricity, canceling a large part of the fuel saving.

     A much more detrimental effect of this process is that the furnace is never allowed to reach temperature for which it was designed to operate. As a result, a chemical corrosion (rust) accrues in the heat exchanger and flue and could drastically cut their life expectancy.

     Mechanical Dampers/O2Trim Control for Big Boilers -- ($10,000 - $150,000). More expensive products which are designed to accomplish increased efficiency by a similar means, such as oxygen trim or oxygen linked flue gas analyzers, are not economically competitive or feasible in certain scenarios, as with installation complexes needing a large number of devices. Oxygen trimmers provide for constant mechanical and electronic reading of the air mixture for combustion. Although very expensive, they can provide savings of 8% to 20% on large boilers.

     Pulse Furnaces -- ($2,500-$3,000). Pulse furnaces have very sophisticated firing systems and very efficient heat exchangers. Pulse furnaces can produce combustion efficiencies in the field of up to 90%. However, they are very expensive, prone to breakdowns, and discharge large amounts of very acidic water.

     Forced Draft Furnace -- ($1,500 - $3,000). Forced draft furnaces are very efficient, producing combustion efficiencies in the range of 80%. However, they are quite noisy, requiring insulated ducting, are prone to high maintenance costs, and higher electrical bills.

     Shrink Wrapping Products - (Various price points). Energy conservation aids such as insulation, storm doors, thermopane windows, sealants, etc. are useful to retain existing heat and help keep out the cold. You will hear energy savings claims such as: up to 40% fuel saved; can cut your heat loss up to 50%; save 30% on heating. Statements or advertising claims like these are misleading because there is no established test procedure to make claims comparable. In addition, claims imply that these savings apply to the whole house rather than, such as the case of double pane windows, just the glass area. In most cases, these products only save about 5% of the total house heating cost.

EMPLOYEES

     We do not have any full time employees at the present time. We anticipate adding employees to oversee the further development and marketing of our products in the near future, depending on the amount of the proceeds received from this offering of our shares.

FACILITIES

     We currently maintain our executive offices and operations in space in Seattle, Washington which we occupy together with certain of our current officers and directors. We believe that this space is adequate for our needs for the immediate future. When and if additional space is required, we believe that there are adequate sites available in the Seattle metropolitan area to meet our needs.

REGULATION

     The marketing and sale of our EconDraftTM and other products is subject to both public and private regulation. In order for the device to be installed onto existing heating and other devices we will need to obtain and maintain approval by federal, state and local building regulatory agencies. To be able to market our devices to other manufacturers and/or distributors of products on which they could be installed we will need to obtain and maintain the manufacturers' approvals, as well as certifications from such organizations as the American Petroleum Association. If we are unable to do this, we will not be able to effectively market our products and technology. We may also experience delays if more stringent safety listing requirements or certification regulations are enacted which in all likelihood would require additional testing studies to be performed. We believe it is necessary to structure our marketing and manufacturer arrangements in such a way that other industry personnel and companies will assist us by having critical roles in the implementation of our testing and certification processing.

LITIGATION

     We  are  not  currently  subject  to  any pending or threatened litigation.

                                 USE OF PROCEEDS

     The following table presents an estimation of how we intend to apply the proceeds we receive from sale of the shares. It is only an estimation and the actual application of the proceeds will depend upon a number of factors.

                                        MINIMUM                    MAXIMUM
                                   (100,000 SHARES)          (1,000,000 SHARES)
                                  CASH    PERCENTAGE        CASH       PERCENTAGE
                                 --------------------  ---------------------------
GROSS PROCEEDS                   $50,000      100.00%  $     500,000       100.00%

Less:  Offering expenses:
  and fees:
      Accounting & legal (1)           0         0.0%           00.0%
      Misc. expenses (2)           7,500        15.0%         10,000          2.0%

  Total expenses (3):            $ 7,500        15.0%  $      10,000          2.0%
                                 -------  -----------  --------------  -----------

NET OFFERING PROCEEDS (3):       $42,500        85.0%  $     490,000         98.0%

USE OF THE NET PROCEEDS

Sales and marketing expenses     $22,500        52.9%  $ 260,000             53.1%
Engineering and cert. expenses   $     0         0.0%  $ 150,000             30.6%
General and admin. expenses      $20,000        47.1%  $  30,000              6.1%
Working capital                  $     0         0.0%  $  50,000             10.2%
                                 -------  -----------  --------------  -----------

TOTAL USE OF NET PROCEEDS:       $42,500       100.0%  $490,000             100.0%
                                 =======  ===========  ==============  ===========

     (1) This expense item includes the costs incurred for outside professional services associated with the Offering. The amount of these expenses we will be incur for such services rendered in connection with this offering is estimated at $35,000. These amounts will be paid from our existing working capital reserves.

     (2) This expense item includes the costs we expect to incur in establishing and conducting our marketing program for the shares, certification of a standard for heating control devices printing and copying of this prospectus, other miscellaneous costs including supplies and various costs associated with offering the shares for sale.


                                       20

     (3) There are slight rounding differences between the sum of the percentages and the actual percentage achieved from dividing the total dollar amount of offering expenses by the total dollar amount of the offering proceeds.

     The net proceeds we expect to realize from this offering, after allowance for estimated expenses we incur and pay in connection with this offering ($10,000), will be $490,000 if the maximum number of shares are sold. Based on our estimates, at the maximum we expect to utilize approximately 53% of the net proceeds to develop, enhance and expand the sales and marketing of our products, principally the EconoDraftTM device. Approximately 30% of the net proceeds are expected to be used to pay for the engineering and other expenses necessary to quantify the device's technical safety and performance standards as part of the venting configuration on specific furnace and boiler systems in order to obtain additional regulatory certifications and to qualify the device for federal and state governmental agency energy rebate programs. Although this is our present intention the actual use may vary depending upon economic conditions and other factors, including the results of future operations. Pending the specific application of the net proceeds of this offering, funds will be invested in interest bearing obligations and mutual funds.

                                   MANAGEMENT

OFFICERS  AND  DIRECTORS

The following table sets forth the names and ages of the members of our Board of Directors, executive officers, and the position held by each:

       NAME                  AGE                   POSITION
       ----                  ---                   --------

Clifford M. Johnston         60               Director and President

George  White                59               Director and Vice President

Judy Morton Johnston         52               Director and
Secretary-Treasurer

     Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of business experience during the past five years of each director and executive officer.

     Clifford M. Johnston - Mr. Johnston has a broad background in corporate administration, accounting, tax and legal experience. For the past 25 years Mr. Johnston has provided corporate planning, business consulting, and assistance with account and tax planning and held various financial, management and marketing positions with U.S. corporations since 1970. Mr. Johnston served as our Secretary/ Treasurer from 1992 until February of 1997 when he became President. From 1990-1999, Mr. Johnston served as Secretary/Treasurer of Quality Tax Service, Inc. responsible for corporate planning, business consulting, accounting and tax service. From 1996 to the present, Mr. Johnston also served as a Managing Member of Bristol Media, Ltd. and Valhalla Financial Group, LLC, companies in the business of providing investor relations services to public companies

     George White - Mr. White was licensed as a CPA with the State of Washington, and is currently non-practicing. Mr. White has served as CFO/Controller of a number of both public and private companies during the last ten years, but does not currently hold such position with any other company. Mr. White is currently involved in various investment and venture capital activities.

     Judy Morton Johnston - From 1989 to the present Ms. Johnston has been a tax practitioner with Quality Tax Service, Inc., currently serving as its President. Quality Tax is a high-volume tax preparation/bookkeeping office in Seattle's Central District.

     We have no employment contracts with any of our personnel at this time and none are presently contemplated.

EXECUTIVE  COMPENSATION

     As of the end of its last fiscal year we did not pay any compensation to any of our executive officers in connection with the services they render to us. It is expected that salaries will be paid to such persons as we begin to conduct more significant business operations. We do not presently provide group medical or life insurance for our employees, although the Board of Directors may recommend such plans be adopted in the future.

     There is not any additional compensation paid to any officer for his or her services as a director. However, directors are entitled to be reimbursed for reasonable and necessary out-of-pocket expenses incurred by them in connection with attending meetings of the Board of Directors or other matters of our business.

CHANGES  IN  CONTROL

     We are not aware of any arrangement, including the pledge by any person of securities, which may at a subsequent date result in a change in control.

DIRECTORS  OF  THE  COMPANYRELATIONSHIPS  BETWEEN  OFFICERS  AND  DIRECTORS

     Our President and Chief Executive Officer, Clifford M. Johnston and our Assistant Secretary/Treasurer, Judy Morton Johnston, are husband and wife.

                              CERTAIN TRANSACTIONS

     In October of 1998 E/S Corporation entered into a "Contractor's Agreement with TCKTS, L.L.C. dba Bristol Media, Ltd. under which public relations, investor relation and other consulting services will be rendered to E/S Corporation by TCKTS and certain other of its affiliates. TCKTS, L.L.C. is a Washington limited liability company which is owned 50% by Clifford and Judy Johnston and 50% by Jerry Cornwell and is, therefore, an affiliate of E/S Corporation.

     TCKTS, L.L.C. has subcontractor agreements with 4 Point Lake, L.L.C., XXX Enterprises, Corp. and Northwest Funding Group, Inc. under which these organizations will collectively provide the public relations, investor relation and other consulting services to E/S Corporation through TCKTS. 4 Point Lake, XXX Enterprises and Northwest Funding Group are all affiliates of E/S Corporation. 4 Point Lake is wholly owned by Clifford M. Johnston and Judy Morton Johnston who are officers and directors of E/S Corporation. XXX
Enterprises is wholly owned by Jerry Cornwell who is not an officer and director, but does beneficially own over 10% of the issued and outstanding shares of the common stock, of E/S Corporation as of the date of this prospectus. Northwest Funding Group, Inc. is wholly owned by George White who is an officer and director of E/S Corporation. On April 7, 1999, 4 Point Lake, L.L.C. and XXX Enterprises, Corp were each issued 250,000 shares of E/S Corporation common stock in exchange for services that had been rendered under the consulting arrangement. The issued shares were valued at $0.05 per Share at the time they were issued.

                                    DILUTION

On August 10, 1998, our shareholders approved a rollback of the issued and outstanding shares of our common stock on a one share for each six shares of issued and outstanding. All balances, including shares of common stock issued and outstanding, set forth in this prospectus have been adjusted to reflect this stock split.

     As off September 30, 1999, E/S Corporation had outstanding stockholders' equity of $363,688. The net tangible book value was $0.13 per share. The estimated net tangible book value after sale of the maximum shares is estimated at $0.24 per share. If all the shares offered hereunder are sold, purchasers under this offering will hold 100,000 shares, or 4.3% of the shares for which they will have paid $50,000 at the minimum and 1,000,000 shares, or 31.1% of the shares for which they will have paid $500,000 at the maximum. The purchasers under this offering will realize an immediate dilution of $0.26 per share in book value, and present stockholders an immediate increase of $0.11 per share. The dilution to the purchasing shareholders will be greater if all shares offered are not sold.

     Dilution is a reduction in book value of a purchaser's investment determined by the difference between the purchase price and the net tangible book value of the shares purchased after the purchase takes place. Net tangible book value per share is equal to shareholders' equity, as given on the balance sheet, less intangible assets divided by the number of shares outstanding.

     The following tables summarize the difference between the number of shares purchased from the company, the total consideration paid in cash, and the average price per share paid by existing shareholders and the purchaser of shares in this Offering as of September 30, 1999 at both the Minimum and Maximum levels assuming a per share purchase price of $0.50.

SALE  OF  MINIMUM  NUMBER  OF  SHARES
-------------------------------------

                                                 Total Cash
                         Shares  Purchased      Consideration      Average
                       -------------------  --------------------    Price
                        Number    Percent     Amount    Percent   per Share
                       ---------  --------  ----------  --------  ---------
Existing Shareholders  2,211,614     95.7%  $1,367,244     96.5%  $0.62
New Investors            100,000      4.3%  $   50,000      3.5%  $0.50
                       ---------  --------  ----------  --------
     Totals            2,311,614    100.0%  $1,417,244    100.0%
                       =========  ========  ==========  ========

SALE  OF  MAXIMUM  NUMBER  OF  SHARES
-------------------------------------

                                                      Total Cash
                              Shares  Purchased      Consideration       Average
                             -------------------  --------------------    Price
                              Number    Percent     Amount    Percent   per Share
                             ---------  --------  ----------  --------  ---------
Founding Shareholders(1)(2)  2,211,614     68.9%  $1,367,244     73.2%  $0.62
New Investors                1,000,000     31.1%  $  500,000     26.8%  $0.50
                             ---------  --------  ----------  --------
     Totals                  3,211,614    100.0%  $1,867,244    100.0%
                             =========  ========  ==========  ========

     On conclusion of this offering, assuming 100,000 Shares are sold at the Minimum or 1,000,000 Shares are sold at the Maximum at the offering price of $0.50 per share, the proforma net tangible book value to the existing shareholders and the decrease in net tangible book value to purchasers of shares in the offering are summarized in the following table:

                                                       Minimum    Maximum
                                                      Proceeds   Proceeds
                                                      ---------  ---------
Offering Price                                        $    0.50  $    0.50

Net tangible book value per share at September        $    0.13  $    0.13
30, 1999

Increase attributable to purchases by new investors   $    0.01  $    0.11

Net tangible book value per share at September
30, 1999 as adjusted for this offering, after
deducting offering expenses (2)                       $    0.14  $    0.24

Dilution of net tangible book value to new            $    0.49  $    0.26
investors

                                  CAPITALIZATION

     The following table sets forth the capitalization of E/S Corporation at September 30, 1999, as adjusted to reflect the sale of 100,000 shares at the Minimum and 1,000,000 shares at the Maximum at the offering price of $0.50 per share, and the receipt of the anticipated proceeds in the amount of $42,500 at the Minimum and $490,000 at the Maximum, net of estimated offering expenses of $10,000 and $490,000, respectively.

                                                        September  30,  1999

                                                    Actual            As  Adjusted
                                                    ------             ------------

                                                                 Minimum          Maximum
                                                                 Proceeds          Proceeds
                                                                 --------          --------
Long-term notes payable, net of current portion   $         0   $         0   $         0

Stockholders' Equity:
  Common Stock (no par value),
  50,000,000 shares authorized and
  2,211,614 issued at September 30, 1999;
  100,000 Shares if minimum and
  1,000,000 Shares if maximum, outstanding
  upon completion of this offering (1)              1,369,456     1,411,956     1,859,456

Retained Earnings (Deficit)                        (1,005,768)   (1,005,768)   (1,005,768)
                                                  ------------  ------------  ------------

Total Stockholders' Equity                            363,688       406,188       854,000
                                                  ------------  ------------  ------------

Total Capitalization                              $   363,688   $   406,188   $   854,000
                                                  ============  ============  ============

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information as of September 30, 1999 with respect to those persons or groups known to the Company who beneficially own more than five percent of the Company's Common Stock, for each officer and director and for all officers and directors as a group.

                                  Number of           Percent After
Name and Address of Owner           Shares   Percent    Offering(2)
------------------------           -------   Before    ----------
                                            Offering
                                           ----------
                                                   Mininum  Maximum
                                                   -------  -------
Clifford M. and Judy                421,423  19.1%  18.2%  13.1%
 Johnston(1)(2)
George M. White(3)                1,000,000  45.2%  43.3%  31.1%
Parrish M. Ketchmark(3)           1,000,000  45.2%  43.3%  31.1%
577 Chestnut Ridge Road
Woodcliffe Lake, NJ 07675
Jerry Cornwell(1)(4)                302,500  13.7%          9.4%
Raymond A. Barner                   200,000   9.0%   8.7%   6.2%
830-D 115th Street SW
Everett, WA 98204
All officers and Directors as a
 group(3 persons)                 1,421,423  64.3%  61.5%  44.3%

     (1) The address for these persons is 19239 Aurora Avenue N., Seattle, WA 98133.

     (2) This amount includes 250,000 shares held in the name of 4 Point Lake, LLC which is wholly owned by Clifford M. and Judy Johnston and 52,500 shares which are held in the name of Valhalla Financial Group, L.L.C., which is 50% owned by Clifford M. and Judy Johnston and 50% owned by Mr. Jerry Cornwell.

     (3)     All  of  these  shares  are  held  in  the  name  of WSK Management
Corporation  which  is  owned  67%  by  Mr.  White  and  33%  by  Mr. Ketchmark.

     (4) This amount includes 52,500 shares which are held in the name of Valhalla Financial Group, L.L.C., which is 50% owned by Clifford M. and Judy Johnston and 50% owned by Mr. Jerry Cornwell and 250,000 shares held in the name of XXX Enterprises Corp.


                         DESCRIPTION  OF  SECURITIES

COMMON  SHARES

     Our Articles of Incorporation, as amended, authorize the issuance of up to 50,000,000, $0.001 par value Common Shares. As of September 30, 1999 we had 2,211,614 shares of common stock issued and outstanding. Each holder of record of Common Shares is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

     Holders of outstanding Common Shares are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of E/S
Corporation, holders are entitled to receive ratably the net assets of E/S Corporation available to other Common Shareholders. Holders of outstanding Common Shares have no preemptive, conversion or redemptive rights. All of the issued and outstanding Common Shares are, and all unissued Common Shares, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional Common Shares of E/S Corporation are issued, the relative interests of the then existing shareholders may be diluted.

DIVIDEND  POLICY

     Holders of Common Shares are entitled to dividends in the discretion of the Board of Directors and payment thereof will depend upon, among other things, E/S Corporation's earnings, its capital requirements and its overall financial condition. E/S Corporation has not paid any cash dividends on its Common Shares since inception and intends to follow a policy of retaining any earnings to
finance  the  development  and  growth  of  its  business.   Accordingly,  E/S
Corporation does not anticipate the payment of cash dividends upon its Common Shares in the foreseeable future.

MARKET  FOR  COMMON  SHARES

     There is currently only no public market for the Common Shares of E/S Corporation, and there can be no assurance that a trading market will develop in the future. Further, the outstanding Common Shares are restricted securities as that term is defined in Rule 144 under the 1933 Act, and can not be resold without registration under the 1933 Act or an exemption from registration.

PREFERRED  SHARES

     E/S Corporation's Articles of Incorporation do not provide for the issuance of Preferred Shares.

STOCK  OPTIONS  &  WARRANTS

     There are no stock options or warrants authorized or issued at the present time.

TRANSFER  AGENT  AND  REGISTRAR

     The transfer agent for the Shares is Fidelity Transfer Company, 1800 SW Temple, Suite 301 - Box 53, Salt Lake City, UT 84115; phone (801) 484-7222; fax
(801)  466-4122.

DETERMINATION  OF  OFFERING  PRICE
     The offering price for the Shares was determined by E/S Corporation based on a variety of factors and does not bear any direct relationship to the assets, results of operations to date or book value of E/S Corporation or to any other historically based criteria of value. In determining such price, consideration was given to, among other things, E/S Corporation's initial and projected operating results, its prospects and earnings potential, its management and the risks associated with an investment in the Shares. Additional consideration was given to the general state of the economy and other factors which management deemed material.

REPORTS  TO  SHAREHOLDERS

     E/S Corporation is registered under the Securities Exchange Act of 1934, as amended. We are required to file certain reports including quarterly and annual reports with the Securities and Exchange Commission. We also .intend to furnish our shareholders with annual reports which will describe the nature and scope of our business and operations for the prior year and will contain a copy of E/S Corporation's financial statements for its most recent fiscal year.

WASHINGTON  STATUTES

     Section 23B.08 of the Revised Code of Washington, as amended, authorizes a Washington corporation to indemnify its officers and directors, against claims or liabilities arising out of such person's conduct as officers and directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of E/S Corporation. The Articles of Incorporation provide for indemnification of the directors and officers of E/S Corporation. In addition, Article 11 of the By_Laws of E/S Corporation provide for indemnification of the directors, officers, employees or agents of E/S Corporation. In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of E/S Corporation. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of E/S Corporation pursuant to the foregoing provisions, or otherwise, E/S Corporation has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.


                              PLAN OF DISTRIBUTION

     E/S Corporation is presently offering its Common Shares pursuant to federal regulations relating to Form SB-1 and concurrent state regulations. E/S Corporation is offering a minimum of 100,000 and a maximum of 1,000,000 shares of its Common Shares at $0.50 per share for an aggregate Offering amount of $50,000 at the minimum and $500,000 at the maximum offering. E/S Corporation reserves the right to terminate this Offering at any time prior to the closing date of this Offering. The Offering will be managed and the Shares will be offered and sold by or through E/S Corporation's officers, directors, and agents on a "best efforts" basis. Such officers will not receive separate compensation in connection with the offer and sale of the Shares.

     Shares are offered only to bona fide residents of states where the Offering has been qualified to be made. The Shares will be offered by officers of E/S Corporation subject to applicable federal and state securities laws. No commission or other remuneration will be paid with respect to the sale of Shares in this offering. No broker or dealer has been retained or is under any obligation to sell or purchase any of the Shares. However, E/S Corporation may obtain the services of securities brokers and/or dealers in the future to assist it in the offer and sale of the Shares. In such event, a commission may be paid to these broker-dealers as agents of E/S Corporation, where allowed by law, in an amount not to exceed 10% of the gross offering proceeds received on sales of the Shares made by them. E/S Corporation may also agree to reimburse such participating broker_dealers for expenses incurred in connection with the offering, on a non_accountable basis. E/S Corporation and the participating broker_dealers may further agree to indemnify each other against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, the 1933 "Act".

ESCROW  ACCOUNT

     This offering is being made on a "best efforts" basis and there is no assurance that all or any of the Shares offered will be subscribed. The offer will terminate if the Minimum of 100,000 shares are not sold by _____________ , 2000, unless extended by E/S Corporation to ________ , 2000. All funds paid to E/S Corporation by investors in subscriptions for shares will be placed in an escrow account with U.S. Bank, NA, until E/S Corporation has received subscriptions for the minimum of 100,000 shares, at which time the escrow will be terminated and the funds in the escrow will be released to E/S Corporation to allow for the closing of this transaction. If E/S Corporation does not receive subscriptions for 100,000 shares by _____________ , 2000 (unless extended in E/S Corporation's sole discretion to _________, 2000), then the funds held in escrow will be returned to subscribers with interest earned, if any, and the offering will be terminated. E/S Corporation will pay all bank charges related to establishing and maintaining the Escrow Account. In no event will the bank charges be deducted from the principal of any subscription for the shares. There can be no assurance that all Shares offered hereunder will be sold.

     When and if the minimum is sold and the proceeds therefrom are deposited into the escrow account, the escrow account will be closed and all proceeds therein, including interest, will be delivered to E/S Corporation. After the escrow account is closed, E/S Corporation may continue the offering until the earlier of the sale of all shares or ___________________. All proceeds from the sale of shares after the minimum is sold will be paid directly to E/S Corporation and will be immediately available for use by E/S Corporation for the purposes described herein.

SUBSCRIPTION  PROCEDURES

     E/S Corporation proposes to sell the 1,000,000 shares of E/S Corporation stock at $0.50 per share. Unless notified to the contrary, persons wishing to purchase Shares in this offering should complete and deliver to E/S Corporation a Subscription Agreement, together with the purchase price payable in cash or check. Checks should be made payable to "U.S. Bank, for E/S Corporation" Upon receipt of the Subscription Documents, E/S Corporation will promptly review them to confirm the suitability of the investor. If the investor is suitable and the subscription is not rejected by E/S Corporation, the check for the purchase price will be deposited into the escrow account at U.S. Bank. If, for any reason, E/S Corporation determines the investor is not suitable or if it rejects the subscription for any other reason, the investor's check and all subscription documents will be promptly returned to the investor without interest and without deduction.

MINIMUM  PURCHASE

     The minimum number of shares any single investor may purchase pursuant to this offering is 2,000 at a total minimum price of $1,000.


                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, E/S Corporation will have, assuming the maximum number of Shares offered herein are sold 3,211,614 shares of Common Stock issued and outstanding. The Shares of Common Stock sold in this offering will be freely transferable without restrictions or further registration under the Securities Act. This does not include those shares purchased and/or held by an "affiliate" (as that term is defined under the Securities Act) of E/S
Corporation who will be subject to the resale limitations of Rule 144 promulgated under the Act if and when E/S Corporation's securities qualify for the resale exemption afforded by Rule 144. Although no trading market currently exists for the Common Shares, E/S Corporation anticipates that it will make application to the NASD's Over-the-Counter Bulletin Board market upon completion of this Offering.

     The shares of Common Stock owned by "control persons", officers and directors are deemed "restricted securities" as that term is defined under the Securities Act and in the future may be sold under Rule 144 at such time as E/S Corporation's securities qualify for the resale exception afforded by said rule. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year may re-sell shares every three (3) months, in brokerage transactions and/or market maker transactions, in an amount equal to the greater of (a) one per-cent (1%) of E/S Corporation's issued and outstanding Common Stock or (b) the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of E/S Corporation and who has satisfied a two year holding period.

     Additionally, shares underlying employee stock options granted, to the extent vested and exercised, may be resold beginning on the ninety-first day after the effective date of a prospectus, offering circular, or offering memorandum pursuant to Rule 701 promulgated under the Securities Act.

     Upon completion of the Offering, and assuming all Shares offered hereby are subscribed to, E/S Corporation will have 3,211,614 shares of Common Stock outstanding, of which 1,340,191 Shares will be freely transferable without restriction under the Securities Act. Of the remaining shares of Common Stock which will be outstanding 200,000 shares will be held by existing shareholders who, at the date of this prospectus, have not held beneficial ownership thereof for at least one year. Such shares will not qualify for resale under Rule 144 until each shareholder holds the shares for at least one year. At the end of one year from when the shares were issued these shareholders will be able to sell their shares, assuming that a trading market has been established for the shares. There will be certain volume and manner of sale limitations imposed on such shareholders at the time of resale if and when a public market for the shares develops. The remaining 1,671,423 shares all of which are beneficially owned by control persons or affiliates of E/S Corporation have either been held for at least one year, or were issued in transactions that did not require such shares to be classified as "restricted securities." Thus, all of the 1,671,423 shares held by the affiliates will be eligible for resale in a public market in reliance on Rule 144, but will be subject to the volume and manner of sale limitations imposed upon affiliates of the issuer under Rule 144. Currently, none of E/S Corporation's shares of Common Stock are available for resale under Rule 144 since E/S Corporation has not met all of the conditions required by the rule, specifically, E/S Corporation has not made certain information available to the public as required by Rule 144(c). Future resales under Rule 144, if and when E/S Corporation meets the conditions of Rule 144, may have an adverse effect on the market price of the Shares of Common Stock issued to subscribers in this Offering.

     There has been no public market for the common stock of E/S Corporation. Upon completion of this offering, E/S Corporation intends to apply to have the trading of its shares qualified for quotation on the NASDAQ's Over-the-Counter Bulletin Board. It believes a public market for the shares will be established at that time. However, there can be no assurances that a public market for the shares offered herein will develop. If a public market for the Shares does develop as planned, sales of shares by shareholders of substantial amounts of Common Stock of E/S Corporation in the public market could adversely affect the prevailing market price and could impair E/S Corporation's future ability to raise capital through the sale of its equity securities.

                                  LEGAL MATTERS

     The validity of the shares offered herein will be opined on for us by the Law Offices of Jack G. Orr, P.S. of Tacoma, Washington, which has acted as our outside legal counsel in relation to certain, restricted tasks.

                              AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission in Washington, D.C., a registration statement on Form SB-1 under the Securities Act of 1933, as amended, with respect to the shares we are offering. Prior to the effective date of the Registration Statement we were not subject to the information requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). At the time of the effectiveness of the Registration Statement we will become a "reporting company" and required to file reports pursuant to the provisions of the Exchange Act. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and exhibits thereto for further information with respect to E/S Corporation and the Shares to which this Prospectus relates. Copies of the Registration Statement and other information filed by with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants such as the Issuer, that filed electronically with the Commission at the following Internet address: (http:www.sec.gov).DIRECTORS OF THE COMPANY

                                 E/S CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)









                     UNAUDITED INTERIM FINANCIAL STATEMENTS
                   FOR THE PERIOD ENDED SEPTEMBER 30, 1999 AND
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                               TABLE  OF  CONTENTS

                                                                           Page
                                                                           ----

Accountant's  Report                                                       F - 3

Financial  Statements
    Balance  Sheet                                                         F - 4
    Statements  of  Loss  and  Accumulated Deficit                         F - 5
    Statements  of  Cash  Flows                                            F - 6
    Statements  of  Changes  in  Stockholders'  Equity                     F - 7

Notes  to  Financial  Statements                                           F - 9

                          Independent Auditor's Report



To the Board of Directors and Stockholders of E/S Corporation
Shoreline,  Washington

I have audited the accompanying Balance Sheet of E/S Corporation as of December 31, 1998, 1997 and 1996 and the related Statements of Loss and Deficit, Statement of Cash Flows for the periods then ended, and the Statement of Changes in Shareholders' Equity. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E/S Corporation as of December 31, 1998, 1997 and 1996, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that E/S Corporation will continue as a going concern. As discussed in Note 4 to the financial statements, E/S Corporation is engaged in new operations, and the ability to continue to exist as a going concern relies on the company's ability to retain adequate financing and to generate sufficient sales. Management plans in this regard are described in Note 6. The financial statements do not include any adjustment that might result from the outcome of the uncertainty of future agreements, financings or sales.




William  L.  Butcher,  CPA  P.S.
Everett,  Washington
June  22,  1999

                                E/S  CORPORATION
                        (A  Development  Stage  Company)
                                 BALANCE  SHEET
             SEPTEMBER  30,  1999  AND  DECEMBER  31,  1998  AND  1997
--------------------------------------------------------------------------------

                                     ASSETS
                                     ------

                                         09/30/99      12/31/98      12/31/97
                                       ------------  ------------  ------------
CURRENT ASSETS
--------------
  Cash in Bank                         $    25,979   $       -0-   $       -0-
  Inventory (Note 2)                        20,088   $    20,088   $    20,088
                                       ------------  ------------  ------------
  Total Current Assets                      46,067        20,088        20,088


OTHER ASSETS
------------
  License Rights (Note 3)                   72,728        72,728        72,728
  Advance Royalties Paid For
    Manufacture Tags (Note 3)              318,413       318,413       318,413
  Millard Escrow - Stock
    Issued For Debt (Note 5)               102,544       102,544       102,544
                                       ------------  ------------  ------------
Total Other Assets                         493,685       493,685       493,685
                                       ------------  ------------  ------------

TOTAL ASSETS                           $   539,752   $   513,773   $   513,773
                                       ============  ============  ============



                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      -------------------------------------

CURRENT LIABILITIES
-------------------
  Taxes Payable                        $    14,347   $    14,347   $    17,067
  Accounts Payable (Note 4)                157,819       157,819       168,591
  Loans Payable                              3,898        17,287        10,325
  Interest Payable                             -0-        10,292         9,713
                                       ------------  ------------  ------------
  Total Current Liabilities                176,064       199,745       205,696


STOCKHOLDERS' EQUITY
--------------------
  Common Stock, 50,000,000 shares
    authorized at $0.001 par
    value; 3,037,349 shares issued
    and outstanding as of 12/31/97;
    511,614 issued and outstanding
    as of 12/31/98; and 2,211,614
    issued and outstanding as of
    9/30/99                                  2,212           512         3,037
  Additional Paid In Capital             1,367,244     1,273,944     1,264,819
  Treasury Stock                           (64,300)      (64,300)      (64,300)
  Accumulated Deficit                     (941,468)     (896,128)     (895,479)
                                       ------------  ------------  ------------
  Total Stockholders' Equity               363,688       314,028       308,077
                                       ------------  ------------  ------------

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY                   $   539,752   $   513,773   $   513,773
                                       ============  ============  ============

             See accompanying notes and independent auditor's report.

                                            E/S CORPORATION
                                     (A Development Stage Company)
                               STATEMENT OF LOSS AND ACCUMULATED DEFICIT
                           SEPTEMBER 30, 1999 AND DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------------------


                                       Period        Year      Inception to    Inception to
                                        Ended        Ended      Year Ended      Year Ended
                                      09/30/99     12/31/98      12/31/97        09/30/99
                                     -----------  -----------  -------------  --------------
Revenues
  Sales - Cash                       $      -0-   $      -0-   $     45,940   $      45,940
  Sales - Discounted                        -0-          -0-          9,348           9,348
                                     -----------  -----------  -------------  --------------
  Total Revenues                                         -0-         55,288          55,288

Cost of Goods Sold
  Material Costs                            -0-          -0-          14,561          14,561
  Royalty Costs                             -0-          -0-           1,915           1,915
  Installation Costs                        -0-          -0-           4,060          14,060
  Sales Commissions & Lead Costs            -0-          -0-          23,571           3,571
  Less Promotional Installs                 -0-          -0-          (3,144)         (3,144)
                                     -----------  -----------  -------------  --------------
  Total Cost of Sales                       -0-          -0-          50,963          50,963
                                     -----------  -----------  -------------  --------------
  Gross Profit                              -0-          -0-           4,325           4,325

Expenses
  Wages & Employee Benefits                 -0-          -0-          73,664          73,664
  Sales & Promotional Expense               -0-          -0-         110,294         110,294
  Travel & Auto Expense                     -0-          -0-          90,200          90,200
  Technical Assistance Expense              -0-          -0-          40,702          40,702
  Office, Postage & Telephone               192           11          53,530          53,733
  Rent, Utilities & Maintenance             -0-        6,600          54,398          60,998
  Insurance                                 -0-          -0-          15,095          15,095
  Professional Fees & Services           48,450        2,432         394,204         445,086
  Taxes & Licenses                          410           59          13,852          14,321
  Subscription, Publications & Dues         -0-          -0-           6,964           6,964
  Depreciation                              -0-          -0-          40,337          40,337
  Miscellaneous                              12          -0-           5,243           5,255
  Bad Debts & Thefts                        -0-          -0-          10,423          10,423
                                     -----------  -----------  -------------  --------------
Total Operating Expenses                 49,064        9,102         908,906         967,072
                                     -----------  -----------  -------------  --------------

Loss From Operations                  (  49,064)      (9,102)       (904,581)       (962,747)

Other Income & Expense
  Interest Income                           -0-          -0-            (544)           (544)
  Interest Expense                          -0-          579          95,738          96,317
  Other Income                           (3,724)     (13,492)       (106,852)       (124,068)
  Other Expense                             -0-        4,460           2,556           7,016
                                     -----------  -----------  -------------  --------------
Net Loss                              (  45,340)        (649)      ( 895,479)     (  941,468)

Accumulated Deficit,
beginning of period                   ( 896,128)   ( 895,479)             -0-             -0-

Accumulated Deficit,
end of period                        $( 941,468)  $ (896,128)  $    (895,479)  $    (941,468)
                                     ===========  ===========  =============  ==============

             See accompanying notes and independent auditor's report.

                                           E/S CORPORATION
                                   (A Development Stage Company)
                            STATEMENT OF CASH FLOWS FOR THE YEARS ENDING
                         SEPTEMBER 30, 1999 AND DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------------------------

                                                                  Inception to     Inception to
                                     Period Ended     Year Ended    Year Ended     Year Ended
                                        09/30/99       12/31/98      12/31/97       09/30/99
                                   ----------------  ------------  -------------  ------------
Cash Flows From
Operating Activities:

Net Loss                            $      (45,340)  $      (649)    (895,479)    $  (941,468)

Adjustments to Reconcile
Net Loss to Net Cash
Provided by Operating
Activities
   Net Cash Provided by
   Operating Expenses:
      Depreciation                             -0-           -0-       40,337          40,337
      (Increase) Decrease In:
         Inventory                             -0-           -0-      (20,088)        (20,088)
         License Rights                        -0-           -0-      (72,728)        (72,728)
         Advance Royalties                     -0-           -0-     (318,413)       (318,413)
         Escrow Stock to
       Liquidate Debt                          -0-           -0-     (102,544)       (102,544)
      Increase (Decrease) In:
     Furniture                                 -0-           -0-      (40,337)        (40,337)
         Taxes Payable                         -0-        (2,720)      17,067          14,347
         Accounts Payable                      -0-       (10,772)     168,591         157,819
                                   ----------------  ------------  -------------  ------------
Total Adjustments                              -0-       (13,492)    (328,115)       (341,607)

Net Cash Provided by
Operating Activities:                          -0-           -0-           -0-            -0-

Cash Flows From
Financing Activities:
   Loans Payable                           (13,389)        6,962       10,325           3,898
   Interest Payable                        (10,292)          579        9,713             -0-
   Common Stock                              1,700        (2,525)       3,037           2,212
   Paid In Capital                          93,300         9,125    1,264,819       1,367,244
   Treasury Stock                               -0-           -0-     (64,300)        (64,300)
                                   ----------------  ------------  -------------  ------------

Net Cash Received From
Financing Activities:                       71,319        14,141    1,223,594       1,309,054


Cash Beginning of Periods                      -0-           -0-         -0-

Cash End of Periods                         25,979           -0-         -0-          25,979
                                   ================  ============  =============  ============

             See accompanying notes and independent auditor's report.

                                E/S  CORPORATION
                         (A  DEVELOPMENT  STAGE  COMPANY)
                  STATEMENT  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY
               SEPTEMBER  30,  1999  AND  DECEMBER  31,  1998  AND  1997
-------------------------------------------------------------------------------------------

                                   PAR                  ACCUMU-
                                   VALUE     PAID IN     LATED      TREASURY
                        SHARES     AMOUNT    CAPITAL    LOSSES        STOCK         TOTAL
                      -----------  -------  ---------  ---------  --------------  ---------
BALANCE,
DECEMBER 31, 1996      2,046,669    2,047     976,577  (802,585)        (64,300)   111,739


APRIL 3, 1997 -
ISSUANCE OF 990,680
SHARES OF $0.001
PAR VALUE COMMON
STOCK FOR SERVICES
RENDERED, LOANS
AND ESCROW TO PAY
DEBT                     990,680      990     288,242       -0-             -0-    289,232

NET LOSS -
YEAR ENDED
DECEMBER 31, 1997            -0-      -0-         -0-  ( 92,894)            -0-   ( 92,894)
                      -----------  -------  ---------  ---------  --------------  ---------

BALANCE,
DECEMBER 31, 1997      3,037,349    3,037   1,264,819  ( 89,479)        (64,300)   308,077


AUGUST 7, 1998 -
ISSUANCE OF
33,000 SHARES OF
0.001 PAR VALUE
COMMON STOCK FOR
RENT ON INVENTORY
STORAGE                   33,000       33       6,567       -0-             -0-      6,600

AUGUST 10, 1998 -
REVERSE STOCK
SPLIT OF ONE FOR
SIX                   (2,558,735)  (2,558)      2,558       -0-             -0-        -0-

NET LOSS -
YEAR ENDED
DECEMBER 31, 1998            -0-      -0-         -0-      (649)            -0-       (649)
                      -----------  -------  ---------  ---------  --------------  ---------

BALANCE,
DECEMBER 31, 1998        511,614      512   1,273,944  (896,128)        (64,300)   314,028


APRIL 7, 1999 -
ISSUANCE OF
1,000,000 SHARES OF
COMMON STOCK @ 0.05
PER SHARE PURSUANT
TO 504 REG D
OFFERING               1,000,000    1,000      49,000       -0-             -0-     50,000

             See accompanying notes and independent auditor's report.

                                 E/S CORPORATION
                          (A Development Stage Company)
                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                SEPTEMBER 30, 1999 AND DECEMBER 31, 1998 AND 1997

                                 Par                Accumu-
                                Value    Paid In     lated    Treasury
                      Shares    Amount   Capital    Losses     Stock      Total
                     ---------  ------  ---------  ---------  --------  ---------
April 7, 1999 -
Issuance of
500,000 shares of
common stock for
consulting services
@ $0.05 per share
pursuant to 504
Reg D offering         500,000     500     24,500       -0-       -0-     25,000

June 8, 1999 -
Issuance of
200,000 shares
of common stock
for debt settlement
@ $0.10 per share      200,000     200     19,800       -0-       -0-     20,000

Net Loss -
Period Ended
September 30, 1999         -0-     -0-        -0-  ( 45,340)      -0-   ( 45,340)
                     ---------  ------  ---------  ---------  --------  ---------


BALANCE,
SEPTEMBER 30, 1999   2,214,614   2,212  1,367,244  (941,468)  (64,300)   363,688

             See accompanying notes and independent auditor's report.

                              E/S  CORPORATION
                       (A  Development  Stage  Company)
                       NOTES  TO  FINANCIAL  STATEMENTS
          SEPTEMBER  30,  1999  AND  DECEMBER  31,  1998  AND  1997
--------------------------------------------------------------------------------


Note  1.  The  Company
----------------------

E/S Corporation ("the Company"), a Washington corporation, was formed on September 14, 1990 to acquire the rights to manufacture and market a revolutionary energy saving appliance, the IFS Energy-Saver - marketed under the trade name EconoDraftTM. The Company acquired exclusive marketing rights on April 19, 1991 to the IFS Energy-Saver from Patented Energy Partnership, an Illinois general partnership, subject to performance requirements, one of which was to pay annual royalty payments for metal manufacturing tags regardless of sales.

In April 1992 the Company conducted a reverse takeover of Woodtech Industries, Inc. ("Woodtech"); changed Woodtech's name to EconoDraft Corporation ("EconoDraft") and became a wholly owned subsidiary of EconoDraft.

In March 1993 the Company filed for protection under Chapter 11 of the United States Bankruptcy Laws to protect its license agreement. Patented Energy Partnership sued the Company in the Chapter 11 proceedings and the Company counterclaimed. Finally, a settlement agreement was reached in March 1994 in which the Company paid $70,000 for additional advance royalties in the form of metal manufacturing tags; and in which the company was granted a moratorium for the payment of further advance royalties for fifteen months. The Company then withdrew from bankruptcy in March 1994.

The Company eventually defaulted on such further advance royalty payments and the license agreement was cancelled subject to the Company retaining the right to sell EconoDraftTM appliances up to the number of metal manufacturing tags it had purchased in the form of advance royalties paid.

The Company then went dormant until Ultrexx Corporation (formerly EconoDraft Corporation) spun off the Company to its approximately 200 shareholders on July 1, 1996 for 2,046,669 shares. The Company amended its Articles of Incorporation on June 3, 1996 to provide for 50,000,000 common shares authorized at $0.001 par value.

During 1996, 1997 and 1998 the Company's only activities were to issue common stock to settle out debt and services up to a total of issued and outstanding common stock of 3,070,349 shares.

On August 10, 1998 the Company concluded a reverse stock split of one for six ending with a total for issued and outstanding of 511,514 shares.

The Company has concluded a 504 Reg D offering of 1,500,000 shares for $75,000 ($0.05 per share). The Company then intends to conduct a $50,000 minimum - $500,000 maximum SB-1 registered public offering at $0.50 per share.


Note  2.  Summary  of  Significant  Accounting  Policies
--------------------------------------------------------

These financial statements include all of the assets, liabilities and results of operations of the Company. Property and equipment are stated as cost.

Depreciation is computed for financial statement purposes as well as for federal income tax purposes using the MACRS (Modified Accelerated Cost Recovery System). Equipment is depreciated over five years, furniture and fixtures over seven years, and leasehold improvements over thirty-nine years.


                                 E/S CORPORATION
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


Note  2.  Summary  of  Significant  Accounting  Policies  -  continued
--------------------------------------------------------

Inventory consists of EconoDraftTM flue draft control devices and Air-TrolTM fresh air intake devices, and is valued at the lower of actual cost or market.


Note  3.  Acquisition  of  License  Agreement  and  Metal  Manufacturing  Tags
------------------------------------------------------------------------------

The Company acquired a license agreement from Patented Energy Partnership on April 19, 1991 for the exclusive marketing rights to the IFS Energy-Saver for a total cost of $72,728. From April 19, 1991 the Company paid $318,413 in advance royalties in the form of metal manufacturing tags. The Company's license agreement was cancelled in 1995; however, the Company retains the rights under the license agreement to manufacture and sell up to 31,841 EconoDraft"TM
(Energy-Saver) flue draft control devices based on the number of metal manufacturing tags it had purchased.

The Company has been unable to exploit its license agreement to sell the EconoDraftTM units for which it had paid royalties because of a lack of capital and because it went through several reorganizations. Now, the Company intends to move forward to raise sufficient financing to properly move forward with manufacturing and marketing the EconoDraftTM units pursuant to its license agreement rights to manufacture and sell the units it has already paid for.


Note  4.  Accounts  Payable  Debt
---------------------------------

The Company's accounts payable debt has largely been eliminated due to the tolling of various statute of limitations. The remainder debt consists of six-year old judgments and accrued judgment interest which the Company believes is probably not collectible, but in the event that some of it is collectible, the company has reserved stock with which to settle it out. (See Note 5.)


Note  5.  Stock  Issued  to  Douglas  Millard,  Escrow  Agent  to  Settle  Debt
-------------------------------------------------------------------------------

On February 21, 1997 the Company issued 42,714 shares of common stock (256,289 pre-reverse split shares) to Douglas Millard, Escrow Agent to be used to settle out the Company's remaining debt.


Note  6.  Going  Concern
------------------------

The Company requires adequate financing and sufficient sales to remain in operation. The Company has concluded a 504 Reg D financing for 1,500,000 shares for $75,000 or $0.05 per share and then intends to conduct a $50,000 minimum - $500,000 maximum financing via an SB-1 registered offering. This SB-1 offering will make the Company a fully (SEC) reporting company. The Company then intends to obtain a symbol from the NASD and have its stock quoted on NASD's Electronic Bulletin Board.


Note  7.  Company  Facilities
-----------------------------

The Company currently occupies space on a rent-free basis from Valhalla Financial Group, L.L.C. at 19239 Aurora Avenue North, Shoreline, Washington 98133. The Company's telephone and fax numbers are (206) 546-9660 and (206) 533-1156 respectively.

                                 E/S CORPORATION
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------

Note  8.  Income  Tax
---------------------

The Company has incurred net operating losses from 1990 through 1998 of $900,676. The losses will begin expiring for income tax purposes in the year 2000.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM  24.  INDEMNIFICATION.

     Article VIII of the Registrant's Articles of Incorporation provides as follows:

     The personal liability of a director or the directors to the corporation or its shareholders for monetary damages is hereby eliminated for any conduct as a director except acts or omissions that involve intentional misconduct or a knowing violation of law by a director, for conduct violating RCW 23B.08.310, or for any transaction from which a director will personally receive a benefit in money, property, or services to which a director is not legally entitled.

     If the Washington Business Corporation Act is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the full extent permitted by the Washington Business Corporation Act, as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification for or with respect to an act or omission of such director occurring prior to such repeal or modification.

ITEM  25.  OTHER  EXPENSES  OF  ISSUANCE  AND  DISTRIBUTION.

     SEC  Registration  Fee. . . . . . . . . . . . . . . . . . . . . .        $
     NASD  Filing  Fee
     Blue  Sky  Qualification  Fees  and  Expenses. . . . .  . . . . .    3,000*
     Accounting  Fees  and  Expenses . . . . . . . . . . . . . . . . .   10,000*
     Legal  Fees  and  Disbursements . . . . . . . . . . . . . . . . .   20,000*
     Printing  Expenses. . . . . . . . . . . . . . . . . . . . . . . .    5,000*
     Miscellaneous  Expense  . . . . . . . . . . . . . . . . . . . . .
     Total  Expenses . . . . . . . . . . . . . . . . . . . . . . . . .         $

     *  Estimated  Item

ITEM  26.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

     During the last 12 months a total of 700,000 shares of Common Stock of the Registrant were issued in exchange non-cash consideration. Of these shares, 500,000 shares were issued at a price of $0.05 per share in exchange for consulting services rendered to the Company, for an aggregate price for all shares of $25,000. The remaining 200,000 shares of Common Stock were issued in exchange for the retirement of $20,000 of the Registrant's debt. All of the shares were sold and issued in reliance on the exemption provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended.

     The names and identities of the persons to whom the securities were issued are as follows:

                         NUMBER OF
LAST NAME              FIRST NAME(S)   IDENTITY    SHARES    TOTAL
4 Point Lake, L.L.C.             ---  LLC          250,000  $12,500
XXX Enterprises, Corp            ---  Corporation  250,000  $12,500
Barner                 Raymond A.     Individual   200,000  $20,000

ITEM  27.  EXHIBITS

     The following is a list of exhibits filed with this Registration Statement:

Exhibit  No.
------------

2.1     Articles  of  Incorporation,  as  amended
2.2     Bylaws*
3.1     Form  of  Share  Certificate
4       Subscription  Agreement*
6.1     Licensing  Agreement  with  Patented  Energy  Partnership
10.1    Consent  of  William  Butcher,  CPA
10.2    Consent  of  Law  Offices  of  Jack  G.  Orr,  P.S.
11      Opinion  of  Law  Offices  of  Jack  G.  Orr,  P.S.


ITEM  28.  UNDERTAKINGS.

     (a)  The  undersigned  registrant  hereby  undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


ITEM  29.  FINANCIAL  STATEMENTS.

     Not  Applicable

                                   SIGNATURES

     The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Shoreline,
State  of  Washington,  on     December  20,  1999.

                                   E/S  CORPORATION


                                   By  s/  Clifford  M.  Johnston
                                       --------------------------
                                       Clifford  M.  Johnston,  President


     This registration statement was signed by the following persons in the capacities and on the dates stated.


NAME                         TITLE                         DATE
----                         -----                         ----


s/Clifford M. Johnston           President and Director            12/20/99
----------------------------
Clifford  M.  Johnston


s/George  White                  Vice-President                    12/20/99
---------------                  and  Director
George  White


s/Judy  Morton Johnston          Secretary-Treasurer               12/20/99
-----------------------          and  Director
Judy  Morton  Johnston

                                    PART III

ITEM  1.  INDEX  TO  EXHIBITS


     The following is a list of exhibits filed with this Registration Statement:

Exhibit  No.
------------

2.1     Articles  of  Incorporation,  as  amended
2.2     Bylaws
3.1     Form  of  Share  Certificate*
4       Subscription  Agreement*
6.1     Licensing  Agreement  with  Patented  Energy  Partnership*
10.1    Consent  of  William  Butcher,  CPA
10.2    Consent  of  Law  Offices  of  Jack  G.  Orr,  P.S.*
11      Opinion  of  Law  Offices  of  Jack  G.  Orr,  P.S.*

------------------
 *  To  be  filed  by  amendment